SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MOJO Organics, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60841T 202
(CUSIP Number)

Glenn Simpson c/o MOJO Organics, Inc. 101 Hudson Street, 21st Floor New Jersey 07302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D	Page 2 of 6 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Glenn Simpson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,452,665
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,452,665
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,452,665
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	SCHEDULE 13D	Page 3 of 6 pages

This Schedule 13D (“Schedule 13D”), filed by Glenn Simpson with respect to ownership of shares of the Common Stock, par value $0.001 (the “Common Stock”) of MOJO Organics, Inc., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 16,907,396 shares of Common Stock, outstanding as of October 16, 2014 as reported in the Issuer’s S-1 Registration Statement (File No. 333-196488) filed October 17, 2014.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer.

The Issuer’s principal executive offices are located at 101 Hudson Street, 21st Floor, Jersey City, New Jersey 07302.

Item 2. Identity and Background.

Mr. Simpson’s business address is 101 Hudson Street, 21st Floor, Jersey City, New Jersey 07302. Mr. Simpson is a citizen of the United States. Mr. Simpson is the Chairman of the Board and Chief Executive Officer of the Issuer. The principal business of the Issuer is the product development, production, marketing and distribution of CHIQUITA TROPICALS™, 100% fruit juices produced under license agreement from Chiquita Brands L.L.C.

During the last five years, Mr. Simpson has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Simpson has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In 2012, certain officers and directors of the Issuer, including Mr. Simpson, advanced funds to the Issuer for payment of operating expenses. On May 1, 2012, the Issuer issued a note payable to Mr. Simpson for $15,000 in connection with such an advance (the “Note”). The note bore interest at a rate of 10% per annum, with a maturity date of September 15, 2013.

On May 21, 2012, the Issuer granted 2,365,815 shares of restricted Common Stock to Mr. Simpson in consideration of services provided and to be provided to the Company. Such shares are subject to a Second Amended and Restated Restricted Stock Agreement between Mr. Simpson and the Issuer, pursuant to which such shares vest in three equal installments on January 2, 2015, January 2, 2016 and June 30, 2016.

On January 12, 2013, the Company entered into an Amended and Restated Securities Purchase Agreement (the “SPA”) for a private placement of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) at a price of $4.00 per share. Each share of Preferred Stock was convertible, at the holder’s option or, under certain circumstances, mandatorily by the Company, into a number of shares of the Company’s common stock determined by dividing $4.00 by a conversion price of $0.40 per share. Pursuant to the terms of the SPA, in the first quarter of 2013, Mr. Simpson elected to receive 3,750 shares of Series A Preferred Stock in payment of the $15,000 of principal due under the Note, or an equivalent of $4.00 per share of Preferred Stock. The accrued interest under the Note was paid. On March 29, 2013, in connection with an additional closing under the SPA, Mr. Simpson received 27,500 shares of Series A Preferred Stock in lieu of cash payment of $110,000 of unpaid salary, or an equivalent of $4.00 per share of Preferred Stock (the same terms as the other investors in the offering). On March 29, 2013, Mr. Simpson converted all such shares of Series A Preferred Stock pursuant to their terms into 317,500 shares of Common Stock.

CUSIP No.	SCHEDULE 13D	Page 4 of 6 pages

In a separate private placement commenced by the Issuer in May 2013, Mr. Simpson received 50,000 shares of Common Stock in lieu of cash payment of $20,000 of unpaid salary, or an equivalent of $0.40 per share.

In 2013, Mr. Simpson agreed to accept shares of Common Stock in lieu of a cash payment of his base salary equal to $88,000, with the shares of Common Stock valued at the last sales price of the Common Stock on the last trading day of the month for which base salary was owed. Pursuant to this arrangement, Mr. Simpson was issued 37,637 shares of Common Stock, for an average price of $2.34 per share.

On December 4, 2013, the Issuer granted Mr. Simpson 308,441 shares of restricted Common Stock under the Issuer’s 2012 Plan (as defined below) in consideration of services provided and to be provided to the Company. Such shares are subject to a Second Amended and Restated Restricted Stock Agreement between Mr. Simpson and the Issuer, pursuant to which such shares vested on December 4, 2014.

On July 1, 2013, the Issuer granted Mr. Simpson incentive stock options to purchase 100,000 shares of Common Stock pursuant to a Stock Option Agreement under the Issuer’s 2012 plan. The exercise price of the options is $2.07 per share. The options became exercisable July 1, 2014 and expire July 1, 2015.

In March 2014, the Issuer issued an aggregate of 23,272 shares of its Common Stock to Mr. Simpson as payment for amounts of his base salary due and owing under his employment agreement for the months of January (11,563 shares at $1.60 per share) and February (11,709 shares at $1.58 per share). The shares were valued at the last sale price of the Issuer’s Common Stock on the last trading day of the subject month.

On March 17, 2014 the Issuer granted 200,000 shares of restricted Common Stock to Mr. Simpson under the Issuer’s 2012 Plan in consideration of services provided and to be provided to the Company. Such shares are subject to a Restricted Stock Agreement between Mr. Simpson and the Issuer, pursuant to which such shares will vest on March 17, 2015.

On August 14, 2014, the Issuer granted Mr. Simpson stock options to purchase 222,000 shares of Common Stock pursuant to a Stock Option Agreement under the Issuer’s 2012 Plan. The exercise price of the options is $0.255 per share. The options become exercisable in four installments of 55,500 each on February 14, 2015, August 15, 2015, February 14, 2016 and August 14, 2016.

Item 4. Purpose of Transaction.

Mr. Simpson made the acquisitions reported in this Schedule 13D for investment purposes. Mr. Simpson may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. Mr. Simpson may purchase additional shares of Common Stock of the Issuer at this time pursuant to currently exercisable options under the Issuer’s 2012 plan.

As Chief Executive Officer and Chairman of the Issuer’s Board of Directors, Mr. Simpson is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.

Except as discussed above, Mr. Simpson does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

CUSIP No.	SCHEDULE 13D	Page 5 of 6 pages

Item 5. Interest in Securities of the Issuer.

Mr. Simpson is the beneficial owner of 3,452,665shares of Common Stock of the Issuer, representing 20.2% of the Issuer’s outstanding Common Stock. This amount includes (i) 423,409 shares of Common Stock; (ii) 2,365,815 shares of restricted Common Stock, which shares vest in three equal installments on January 2, 2015, January 2, 2016 and June 30, 2016; (iii) 308,441 shares of restricted Common Stock which vested on December 4, 2014; (iv) 200,000 shares of restricted Common Stock which vest on March 17, 2015; (v) 100,000 shares of Common Stock underlying a stock option granted under the Issuer’s 2012 plan, which option became exercisable July 1, 2014; and (vi) 55,500 shares of Common Stock underlying a stock option granted under the Issuer’s 2012 Plan, which option will become exercisable on February 14, 2015. Mr. Simpson’s beneficial ownership does not include 166,500 shares of Common Stock underlying a stock option which will become exercisable in three installments of 55,500 each on August 14, 2015, February 14, 2016 and August 14, 2016.

In the last 60 days, Mr. Simpson has not effected any transactions of the Issuer’s Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In 2012, certain officers and directors of the Issuer advanced funds to the Issuer for payment of operating expenses. On May 1, 2012, the Issuer issued the Note payable to Mr. Simpson for $15,000 in connection with an advance. The note bore interest at a rate of 10% per annum, with a maturity date of September 15, 2013. Mr. Simpson received 3,750 shares of Series A Preferred Stock in payment of the $15,000 of principal due under the Note, which were subsequently converted into shares of Common Stock as described under Item 3 above. The accrued interest was paid.

In a private placement commenced by the Issuer in May 2013, Mr. Simpson received 50,000 shares of Common Stock in lieu of cash payment of $20,000 of unpaid salary, or an equivalent of $0.40 per share pursuant to the terms of a Subscription Agreement.

On May 21, 2012, the Issuer granted Mr. Simpson 2,365,815 shares of restricted Common Stock, pursuant to a Second Amended and Restated Restricted Stock Agreement. The shares vest in three equal installments on January 2, 2015, January 2, 2016 and June 30, 2016.

On February 22, 2013, the 2012 Long-Term Equity Incentive Plan (the “2012 Plan”) was adopted by the Board of Directors of the Issuer, subject to stockholder approval. The Issuer’s stockholders approved the 2012 Plan on March 29, 2013. The 2012 plan provides the Issuer with the ability to issue stock options, stock appreciation rights, restricted stock and/or other stock-based awards for up to an aggregate of 2,050,000 shares of Common Stock.

The Issuer entered into an employment agreement with Mr. Simpson on March 1, 2013. Pursuant to the terms of the employment agreement, Mr. Simpson is entitled to shares of the Issuer’s Common Stock as part of his bonus.

On December 4, 2013, the Issuer granted Mr. Simpson 308,441 shares of restricted Common Stock pursuant to a Second Amended and Restated Restricted Stock Agreement. The shares vested on December 4, 2014.

CUSIP No.	SCHEDULE 13D	Page 6 of 6 pages

On July 1, 2013, the Issuer granted Mr. Simpson incentive stock options to purchase 100,000 shares of Common Stock pursuant to a Stock Option Agreement under the 2012 plan. The exercise price of the options is $2.07 per share. The options became exercisable July 1, 2014 and expire July 1, 2015.

On March 17, 2014, the Issuer and Mr. Simpson entered into a Restricted Stock Agreement pursuant to the 2012 Plan, whereby the Issuer granted Mr. Simpson 200,000 shares of restricted Common Stock which vest on March 17, 2015.

On August 14, 2014, the Issuer granted Mr. Spinner options to purchase an aggregate of 222,000 shares, pursuant to a Stock Option Agreement under the 2012 Plan. The shares are exercisable in four equal installments of 55,500 on February 14, 2015, August 15, 2015, February 14, 2016 and August 14, 2016 at $0.255 per share.

Item 7. Material to be Filed as Exhibits.

  Employment Agreement dated March 1, 2013 between MOJO Organics, Inc. and Glenn Simpson. (Incorporated by reference to the Registrant’s Current Report on Form 10-K as exhibit 10.18, filed with the SEC on September 24, 2013).
  Amended and Restated Securities Purchase Agreement. (Incorporated by reference to the Registrant’s Current Report on Form 8-K as exhibit 10.3, filed with the SEC on February 1, 2013)
  Form of Subscription Agreement for 2013 Offering. (Incorporated by reference to the Registrant’s Current Report on Form 10-K as exhibit 10.18, filed with the SEC on September 24, 2013).
  Form of Second Amended and Restated Restricted Stock Agreement, dated December 4, 2013 between MOJO Organics, Inc. and each of Glenn Simpson, Richard Seet, Jeffrey Devlin and Nicholas Giannuzzi. (Incorporated by reference to the Registrant’s Annual Report on Form 10-K as exhibit 10.1, filed with the SEC on April 16, 2014).
  Form of Restricted Stock Agreement, dated December 4, 2014, between MOJO Organics, Inc. and each of Glenn Simpson, Richard Seet, Jeffrey Devlin and Nicholas Giannuzzi. (Incorporated by reference to the Registrant’s Annual Report on Form 10-K as exhibit 10.16, filed with the SEC on April 16, 2014).
  Form of Restricted Stock Agreement, dated March 2014, between MOJO Organics, Inc. and each of Glenn Simpson, Richard Seet, Jeffrey Devlin, Peter Spinner and Marianne Vignone. (Incorporated by reference to the Registrant’s Annual Report on Form 10-Q as exhibit 10.17, filed with the SEC on October 2, 2014).
  Form of Stock Option Agreement under the 2012 Long-Term Incentive Equity Plan, dated July 1, 2013, between MOJO Organics, Inc. and Glenn Simpson. (Incorporated by reference to the Registrant’s Current Report on Form 10-K as exhibit 10.7, filed with the SEC on September 24, 2013).
  Form of Stock Option Agreement under the 2012 Long-Term Incentive Equity Plan, dated August 14, 2014, between MOJO Organics, Inc. and each of Glenn Simpson, Peter Spinner, Richard Seet, Jeffery Devlin and Marianne Vignone. (Incorporated by reference to the Registrant’s Annual Report on Form 10-Q as exhibit 10.2, filed with the SEC on October 2, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/22/2014	/s/Glenn Simpson
Glenn Simpson